CONSENT OF THE AUDITOR GENERAL
     I have read the attached Form 18-K (Annual Report) of the Province of Nova Scotia for the fiscal year ended March 31, 2006, dated November 20, 2006, which is incorporated by reference into the Province’s previously filed Registration Statements File Nos. 33-85314 and 333-89492. I have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.
     I consent to the incorporation, in the above mentioned Form 18-K and Registration Statements, of my report to the Members of the Legislative Assembly of Nova Scotia on the consolidated statement of financial position of the Province of Nova Scotia as at March 31, 2006 and the consolidated statements of operations and accumulated deficits, change in net direct debt and cash flow for the year ended March 31, 2006; as attached. My report is dated July 31, 2006.
/s/ Jacques R. Lapointe, CA.CIA

Jacques R. Lapointe, CA.CIA
Auditor General
Halifax, Nova Scotia
November 20, 2006